BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) informs to its shareholders and to the market in general that, in connection with the Announcement to the Market dated as of December 07, 2018, it concluded, on the date hereof, the sale of the shares representing 91.89% of the capital stock of QuickFood S.A. to Marfrig Global Foods S.A.

With regards to the sale of the real estate and equipment from BRF’s unit located in Várzea Grande-MT, BRF informs that it still awaits the fulfillment of conditions precedent for the conclusion of the transaction.

These transactions integrate the Financial and Operational Restructuring Plan announced by the Company in the Material Fact, dated as of June 29, 2018, whose goal is to accelerate the financial deleveraging process of the Company.

The Company will keep its shareholders and the market duly informed about any material repercussions regarding the transactions hereby mentioned.

São Paulo, January 02, 2019.

Elcio Ito

Chief Financial and Investor Relations Officer